EXHIBIT 99.6
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                           VIKING ENERGY ROYALTY TRUST

                     FORM 51-102F3 - MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY:

         Viking Energy Royalty Trust
         Suite 400, 330 - 5th Avenue S.W.
         Calgary, Alberta T2P OL4

2.       DATE OF MATERIAL CHANGE:

         November 28, 2005

3.       NEWS RELEASE

         A press release disclosing the material change was issued through CCN Matthews prior to markets opening on November 28, 2005.

4.       SUMMARY OF MATERIAL CHANGE:

         On November 28, 2005, Viking Energy Royalty Trust ("VIKING"), Viking Holdings Inc. ("VHI"), Harvest Energy Trust ("HARVEST") and Harvest Operations Corp. ("HOC") entered into an agreement (the "COMBINATION AGREEMENT") with respect to a proposed transaction to combine Viking and Harvest.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         THE TRANSACTION AND THE COMBINATION AGREEMENT

         Viking, VHI, Harvest and HOC have entered into the Combination Agreement with respect to a proposed transaction (the "TRANSACTION") to combine Harvest and Viking (the "NEW HARVEST"). Pursuant to the Transaction, holders of trust units of Viking ("VIKING UNITS") will receive, for each Viking Unit, 0.25 of a trust unit of Harvest ("HARVEST UNIT").

         New Harvest will have production of approximately 64,000 boe/d(1) comprised of 50% light/medium oil, 25% natural gas and 25% heavy oil. With an estimated 215 Mmboe(1) of proved plus probable reserves, the combined trust will have a reserve life index of approximately 9.2(2) years. As of the closing of the Transaction, it is expected that new Harvest will operate approximately 85% of its production and, on a pro forma basis, foreign ownership of trust units of new Harvest will be approximately 32%.

         The current intention of Viking and Harvest is that new Harvest will initially distribute $0.38 per trust unit of new Harvest per month, with the first distribution payable following the closing of the Transaction. It is expected that this level of distribution would represent a payout ratio of

---------------------------
(1) A BOE conversion of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOE's may be misleading, particularly if used in isolation.

(2) Based on evaluations of the independent engineering evaluations of Harvest and Viking as at January 1, 2005 (compliant with National Instrument 51-101) and adjusted for the acquisition of the Hay River property for Harvest, and the acquisitions of Krang Energy Inc., Calpine Natural Gas Trust and Kensington Energy Ltd. for Viking.

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         approximately 65% for new Harvest based on current commodity prices as of the date of the announcement of the Transaction. The Combination Agreement provides that Harvest Unitholders and Viking Unitholders will continue to receive monthly distributions of $0.35 and $0.12 per trust unit, respectively, through to the closing of the transaction.

         The Transaction will be carried out by way of either a plan of arrangement under the BUSINESS CORPORATIONS ACT (Alberta) or a non-statutory business combination.

         GOVERNANCE OF NEW HARVEST

         On the effective date (the "EFFECTIVE DATE") of the Transaction, the board of directors of HOC or its successor will be reconstituted as follows:

                  M. Bruce Chernoff - Chairman
                  Kevin A. Bennett
                  Dale G. Blue
                  David J. Boone
                  John A. Brussa
                  William Friley
                  Verne G. Johnson
                  Hector J. McFadyen
                  Hank B. Swartout

         On the Effective Date, the senior management of HOC or its successor will be compromised of:

                  John Zahary - President and Chief Executive Officer Robert Fotheringham - Vice President, Finance and Chief
                     Financial Officer
                  Robert Morgan - Vice President, Engineering
                     and Chief Operating Officer
                  Al Ralston - Vice President, Production
                  James Campbell - Vice President, Geosciences
                  Jacob Roorda - Vice President, Corporate

         APPROVALS

         It is anticipated that the Transaction will require the approval of at least two-thirds of the votes cast by holders of Viking Units ("VIKING UNITHOLDERS") Viking Unitholders and holders of Harvest Units and exchangeable shares of HOC (collectively, the "HARVEST SECURITYHOLDERS"), voting at the respective meetings of Viking and Harvest. A joint information circular detailing the Transaction is anticipated to be mailed to Viking Unitholders and Harvest Securityholders in January 2006.

         The completion of the Transaction will also require the satisfaction of several conditions set forth in the Combination Agreement, including the receipt of all applicable regulatory, court and third party approvals on terms satisfactory to Viking and Harvest, acting reasonably. Closing of the Transaction is expected to occur prior to the end of March 2006. Harvest and Viking have also agreed to use their reasonable commercial efforts to continue the listing of the Harvest Units on the New York Stock Exchange.


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         BOARD AUTHORIZATIONS

         The board of directors of HOC (the "HARVEST BOARD") has unanimously endorsed the Transaction and approved the Combination Agreement, has unanimously determined that the Transaction is in the best interests of Harvest and the Harvest Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Harvest Securityholders and has resolved unanimously to recommend approval of the Transaction by Harvest Securityholders.

         The board of directors of VHI (the "VIKING BOARD") has unanimously endorsed the Transaction and approved the Combination Agreement, has unanimously determined that the Transaction is in the best interests of Viking and the Viking Unitholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to the Viking Unitholders and has resolved unanimously to recommend approval of the Transaction by the Viking Unitholders.

         FINANCIAL ADVISORS

         National Bank Financial is acting as financial advisor to Harvest with respect to the Transaction and has advised the Harvest Board that, subject to review of definitive legal agreements, it is of the opinion, as of the date the transaction was announced, that the consideration to be provided to the Viking Unitholders is fair, from a financial point of view, to Harvest Unitholders. CIBC World Markets is acting as financial advisor to Viking with respect to the Transaction and has advised the Viking Board that, subject to review of definitive legal agreements, it is of the opinion, as of the date the transaction was announced, that the consideration to be received by the Viking Unitholders is fair, from a financial point of view, to Viking Unitholders.

         NON-SOLICITATION PROVISIONS

         Pursuant to the Combination Agreement, each of Viking and Harvest has agreed not to, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

         (a) solicit, facilitate, initiate or encourage any Acquisition Proposal (which is defined in the Combination Agreement to mean, with respect to Harvest or Viking, any inquiry or the making of any proposal to such party or its unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such party or its unitholders of any securities of such party or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Combination Agreement or the Transaction or which would or could reasonably be expected to materially reduce the benefits to the other party under the Combination Agreement or the Transaction);

         (b) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses,

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                  properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

         (c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

         (d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

         provided, however, that notwithstanding any other provision of the Combination Agreement, each of Viking and Harvest and its officers, directors and advisers may:

         (e) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Combination Agreement by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality agreement dated November 17, 2005 (the "CONFIDENTIALITY AGREEMENTS") entered into between HOC and VHI (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

                  (i) the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party (as defined below) than the transaction contemplated by the Combination Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a "SUPERIOR PROPOSAL"); and

                  (ii) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person

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                                      -5-


                           making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party's questions with respect thereto;

         (f) comply with SECTION 172 of the SECURITIES ACT (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

         (g) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if, prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Combination Agreement as contemplated therein and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and such party complies with its obligations set forth in the Combination Agreement and terminates the Combination Agreement in accordance with the terms thereof, and concurrently therewith pays the Harvest Termination Fee or the Viking Termination Fee (each as defined below), as applicable, to the other party.

         Pursuant to the Combination Agreement, each party in receipt of a Superior Proposal (a "RECEIVING Party") shall give the other party (the "RESPONDING PARTY"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Combination Agreement and the Transaction as would enable the Receiving Party to proceed with the Transaction as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend the Combination Agreement and the Transaction to provide that the holders of Harvest Securities or Viking Units, as applicable, (the "RECEIVING PARTY SECURITIES") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

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         TERMINATION FEES

         HARVEST TERMINATION FEE

         Pursuant to the Combination Agreement, if at any time after the execution of the Combination Agreement and prior to its termination:

         (a) the Viking Board has withdrawn or changed any of its recommendations or determinations regarding the Transaction in a manner adverse to Harvest or shall have resolved to do so prior to the Effective Date;

         (b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Viking Unitholders or to Viking and the Viking Unitholders do not approve the Transaction or the Transaction is not submitted for their approval;

         (c) Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

         (d) Viking is in breach of any of its covenants made in the Combination Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Viking Material Adverse Change (as defined in the Combination Agreement) or materially impedes the completion of the Transaction, and Viking fails to cure such breach within five business days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

         (e) Viking is in breach of any of its representations or warranties made in the Combination Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Viking Material Adverse Change (as defined in the Combination Agreement) or materially impedes the completion of the Transaction, and Viking fails to cure such breach within five business days after receipt of written notice thereof from Harvest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),

         (each of the above being a "HARVEST DAMAGES EVENT"), then in the event of the termination of the Combination Agreement, Viking shall pay to Harvest $65 million (the "HARVEST TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Harvest within one business day after the first to occur of the events described above; provided, however, that if the sole reason that the Harvest Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated above, the Harvest Termination Fee shall be reduced to $10 million. Following a Harvest Damages Event but prior to payment of the applicable Harvest Termination Fee, Viking shall be deemed to hold such applicable Harvest Termination Fee in trust for Harvest. Viking shall only be obligated to pay one Harvest Termination Fee pursuant to the Combination Agreement.

         VIKING TERMINATION FEE

         Pursuant to the Combination Agreement, if at any time after the execution of the Combination Agreement and prior to its termination:

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         (a)      the board of directors of HOC has withdrawn or changed any of its recommendations or determinations regarding the Transaction in a manner adverse to Viking or shall have resolved to do so prior to the Effective Date;

         (b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Harvest Unitholders or to Harvest and the Harvest Securityholders do not approve the Transaction or the Transaction is not submitted for their approval;

         (c) Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

         (d) Harvest is in breach of any of its covenants made in the Combination Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Harvest Material Adverse Change (as defined in the Combination Agreement) or materially impedes the completion of the Transaction, and Harvest fails to cure such breach within five business days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006); or

         (e) Harvest is in breach of any of its representations or warranties made in the Combination Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Harvest Material Adverse Change (as defined in the Combination Agreement) or materially impedes the completion of the Transaction, and Harvest fails to cure such breach within five business days after receipt of written notice thereof from Viking (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond March 31, 2006),

         (each of the above being a "VIKING DAMAGES EVENT"), then in the event of the termination of the Combination Agreement, Harvest shall pay to Viking $65 million (the "VIKING TERMINATION FEE") as liquidated damages in immediately available funds to an account designated by Viking within one business day after the first to occur of the events described above; provided, however, that if the sole reason that the Viking Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated above, the Viking Termination Fee shall be reduced to $10 million. Following a Viking Damages Event but prior to payment of the applicable Viking Termination Fee, Harvest shall be deemed to hold such applicable Viking Termination Fee in trust for Viking. Harvest shall only be obligated to pay one Viking Termination Fee pursuant to the Combination Agreement.

         TERMINATION PROVISIONS

         The Combination Agreement may be terminated at any time prior to the Effective Date:

         (a)      by mutual written consent of Harvest and Viking;

         (b) if any of the conditions set forth in the Combination Agreement in favour of Harvest or Viking are not satisfied;

         (c) by Harvest upon the occurrence of a Harvest Damages Event, provided that in the event of a Harvest Damages Event which arises as a result of the Viking Board withdrawing or changing any of its recommendations or determinations regarding the Transaction as

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                  contemplated above, the Combination Agreement may not be
                  terminated by Harvest unless Viking Unitholders do not approve the Transaction or the Transaction is not submitted for their approval;

         (d) by Viking upon the occurrence of a Viking Damages Event, provided that in the event of a Viking Damages Event which arises as a result of the Harvest Board withdrawing or changing any of its recommendations or determinations regarding the Transaction as contemplated above, the Combination Agreement may not be terminated by Viking unless the Harvest Securityholders do not approve the Transaction or the Transaction is not submitted for their approval;

         (e) by Harvest, in the event that Harvest accepts, recommends, approves or enters into an agreement to implement a Superior Proposal, provided that Harvest has complied with its obligations set forth in the Combination Agreement relating thereto and concurrently pays to Viking the applicable Viking Termination Fee; and

         (f) by Viking, in the event that Viking accepts, recommends, approves or enters into an agreement to implement a Superior Proposal, provided that Viking has complied with its obligations set forth in the Combination Agreement relating thereto and concurrently pays to Harvest the applicable Harvest Termination Fee.

         In the event of such termination, the Combination Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party hereunder except with respect to the obligations relating to the payment of a termination fee, if applicable, and each party's obligations in the Confidentiality Agreements, which shall survive such termination.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

         Not Applicable

7.       OMITTED INFORMATION:

         Not Applicable

8.       EXECUTIVE OFFICER:

         For further information, please contact Robert Fotheringham, Vice President Finance and Chief Financial Officer of Viking Holdings Inc. at (403) 268-3175.

9.       DATE OF REPORT:

         December 6, 2005.